Exhibit A

Mr. Blundin also directly owns director stock options to purchase shares of Class A Common Stock as follows:

Option to purchase 17,000 shares with (i) exercise price of $20.69 per share,
(ii) vesting in five equal annual installments beginning on 02/08/2004 and
(iii) expiration on 02/08/2013

Option to purchase 10,000 shares with (i) exercise price of $11.93 per share,
(ii) vesting in five equal annual installments beginning on 09/09/2003 and
(iii) expiration on 09/09/2012.